05038217

VF 3-21-05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21076

RECEIVED MAR 1 2005 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52ND STREET
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT (212) 558-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DOMINICK LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DOMINICK LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

DOMINICK & DOMINICK LLC

INDEX

	Page
Independent Auditor's report	2
Statement of financial condition	3
Notes to financial statement	4-7

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Dominick & Dominick LLC:

We have audited the accompanying statement of financial condition of Dominick & Dominick, LLC as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

February 10, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

DOMINICK & DOMINICK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	76,448
Receivable from broker-dealers and clearing organizations		1,625,816
Notes receivable		619,444
Securities owned :		
Marketable, at market value		2,701,806
Non-marketable		3,300
Furniture and equipment (net of accumulated depreciation of $4,437,522)		616,499
Due from related parties		44,601
Other assets		336,113
Total assets	$	6,024,027

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Compensation payable	$	1,001,888
Accounts payable, accrued expenses, and other liabilities		262,639
Due to related parties		887,998
Total liabilities		2,152,525
Commitments and contingencies		
Subordinated borrowings		1,000,000
Members' equity		2,871,502
Total liabilities and members' equity	$	6,024,027

The accompanying notes are an integral part
of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Dominick & Dominick LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also registered with the SEC as a registered investment advisor. The Company provides brokerage services to the public as well as to related companies and individuals. The Company also provides corporate finance and investment advisory services.

The Company is engaged in various securities and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Marketable securities are valued at fair value. Securities owned that are not readily marketable are valued at fair value as determined by management.

The Company records proprietary securities transactions and commission revenues and related expenses on a trade date basis.

Furniture and equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and accompanying notes, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES AND CREDIT RISK

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

NOTE 4 - INCOME TAXES

The Company files as a limited liability company, and, as such, no provision for income taxes has been made in the accompanying financial statements. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company. The Company is subject to the New York City unincorporated business tax.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under operating leases that expire by 2016. The approximate future minimum annual payments required as of December 31, 2004 over the terms of the current leases are as follows:

Year ended December 31:	
2005	$1,269,000
2006	1,043,000
2007	750,000
2008	755,000
2009	760,000
Thereafter	4,234,000
	$8,811,000

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2004, there are two matters pending against the Company. While the ultimate outcome of the proceedings cannot be predicted with certainty, management believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

NOTE 6 - SIGNIFICANT SOURCE OF REVENUE

During 2004 the Company entered into a relationship with a financial services group based in Europe in which the Company provides brokerage services for customers of the group. During 2004 the Company earned approximately 59% of its revenues from services related to transactions for these customers. Commissions paid to the foreign finders in connection with these transactions amounted to $9,792,000.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2004, the Company had net capital of approximately $1,827,000 which was $1,683,000 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was 1.18 to 1.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company pays and is reimbursed for expenses on behalf of several related parties who share office space with the Company under separate agreements. Also, the Company provides consulting services to one of these related parties which services are billed monthly. The balance the Company owes in the amount of $888,000 is reflected in the financial statements as due to related parties.

During 2004 the Company earned fees and income from a related party amounting to $324,000.

As more fully described in Note 10, the Company is indebted to a party related to a member for a subordinated borrowing.

NOTE 9 - NOTES RECEIVABLE

The notes receivable bear interest at the prime rate, plus 1.5%, and mature at various dates from July 2005 through September 2007. The notes are due from employees and are unsecured.

NOTE 10 - SUBORDINATED BORROWING

The Company is indebted to a party related to a member for a borrowing that is subordinated to the claims of general creditors amounting to $1,000,000 at December 31, 2004. The terms of the borrowing provide that interest shall be

NOTE 10 - CONTINUED

charged at 3.6% per annum. The note matures December 31, 2006.

The subordinated note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. The subordinated note may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC.

NOTE 11 - MEMBERS' EQUITY

The Company authorized 17,000,000 common units and 3,000,000 preferred units, of which 200,000 common units and approximately 600,000 Series A Preferred units were outstanding at December 31, 2004, respectively. The common units are voting units with no stated value.

The preferred units are divided into series. The first series consists of 1,000,000 units designated as Series A Preferred Units. The Series A Preferred Units have no voting rights, and are entitled to a cumulative preferred return equal to 4% of the Series A Redemption Value (as defined). Redemption can only be made after the fulfillment of certain conditions and at the discretion of the Board of Managers. The cumulative preferred return commences January 1, 2006.